UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Exhibit 99.1 to this Report on Form 6-K contains the Unaudited Condensed Consolidated Interim Financial Statements as of December 31, 2025 and March 31, 2025 and for the three and nine months ended December 31, 2025 and 2024 of Coincheck Group N.V. (“Coincheck Group”) and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The contents of Exhibit 99.1 will also be posted to Coincheck Group’s website (https://www.coincheckgroup.com/). Coincheck Group uses its website to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this Report on Form 6-K.
The information in this Report on Form 6-K (including Exhibit 99.1), is incorporated by reference into Coincheck Group’s Registration Statements on Form S-8 (File No. 333-286190) and Form F-3 (File No. 333-292562), to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1
Coincheck Group’s Unaudited Condensed Consolidated Interim Financial Statements as of December 31, 2025 and March 31, 2025 and for the three and nine months ended December 31, 2024 and 2025 and related Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: February 18, 2026	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer and President

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